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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

(Amendment No. 2)

INVERNESS MEDICAL INNOVATIONS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

46126P 10 6
(CUSIP Number)

RON ZWANZIGER
C/O INVERNESS MEDICAL INNOVATIONS, INC.
51 SAWYER ROAD, SUITE 200
WALTHAM, MA 02453
(781) 647-3900
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

September 20, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 46126P 10 6	13D	Page 2 of 13 Pages

(1)	Name of Reporting Person. I.R.S. Identification Nos. of Above Person (Entities Only) RON ZWANZIGER

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF/OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 3,505,193

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 3,505,193

(11)	Aggregate Amount Beneficially Owned by Reporting Person 3,505,193

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* /x/

(13)	Percent of Class Represented by Amount in Row (11) 22.5%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46126P 10 6	13D	Page 3 of 13 Pages

(1)	Name of Reporting Person. I.R.S. Identification Nos. of Above Person (Entities Only) JANET M. ZWANZIGER

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* PF/OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 3,505,193

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 3,505,193

(11)	Aggregate Amount Beneficially Owned by Reporting Person 3,505,193

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* /x/

(13)	Percent of Class Represented by Amount in Row (11) 22.5%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 46126P 10 6	13D	Page 4 of 13 Pages

(1)	Name of Reporting Person. I.R.S. Identification Nos. of Above Person (Entities Only) ZWANZIGER FAMILY VENTURES, LLC

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 1,967,402

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 1,967,402

(11)	Aggregate Amount Beneficially Owned by Reporting Person 1,967,402

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 12.7%

(14)	Type of Reporting Person* OO

*SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend the disclosures contained in Items 3, 4, 5, 6 and 7 of the Schedule 13D originally filed on December 31, 2001 by Ron Zwanziger, Janet Zwanziger and Zwanziger Family Ventures, LLC, as amended to date (as amended, the "Schedule 13D"). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not expressly defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On November 21, 2001, pursuant to an Agreement and Plan of Split-Off and Merger dated as of May 23, 2001 (the "Split-Off and Merger Agreement"), Johnson & Johnson acquired Inverness Medical Technology, Inc. ("IMT") in a merger transaction and, simultaneously, Inverness Medical Innovations, Inc. ("Innovations"), formerly a majority-owned subsidiary of IMT, was split off from IMT as a separate, publicly-traded company (the "Split-Off and Merger"). At the effective time of the Split-Off and Merger, the outstanding shares of IMT common stock were converted into rights to receive shares of Johnson & Johnson common stock and shares of Innovations common stock, and the outstanding options and warrants to purchase shares of IMT common stock were converted into options and warrants to purchase shares of Johnson & Johnson common stock and options and warrants to purchase shares of Innovations common stock.

        As a result of the conversions described above in connection with the Split-Off and Merger, Ron Zwanziger acquired an aggregate of 14,450 shares of Innovations common stock and options to purchase an aggregate of 282,485 shares of Innovations common stock (the "Conversion Options"), Janet M. Zwanziger acquired an aggregate of 2,600 shares of Innovations common stock, and Family Ventures acquired an aggregate of 117,428 shares of Innovations common stock. On December 28, 2002, using personal funds, Ron Zwanziger exercised Conversion Options to purchase 44,000 shares of Innovations common stock at $1.11 per share, 104,000 shares of Innovations common stock at $1.24 per share, and 100,000 shares of Innovations common stock at $2.44 per share, such that Mr. Zwanziger retains Conversion Options to purchase an aggregate of 34,485 shares of Innovations common stock (the "Outstanding Conversion Options").

        Pursuant to a Restricted Stock Agreement dated as of August 15, 2001 (the "Restricted Stock Agreement") between Ron Zwanziger and Innovations, Ron Zwanziger purchased 152.741423722644 shares of Innovations common stock (the "Restricted Stock") for aggregate consideration consisting of cash in the amount of $.15 and a Promissory Note dated August 16, 2001 (the "Promissory Note") in the principal amount of $10,655,583.68 made by Mr. Zwanziger in favor of Innovations. The cash portion of the purchase price was paid with Mr. Zwanziger's personal funds. Copies of the Restricted Stock Agreement and the Promissory Note are filed as EXHIBIT 1 and EXHIBIT 2, respectively, to the Schedule 13D and are incorporated herein by reference. Immediately prior to the consummation of the Split-Off and Merger, Innovations effected a stock split with respect to the Innovations common stock (the "Stock Split"); as a result of the Stock Split, the 152.741423722644 shares of Innovations common stock owned by Mr. Zwanziger before giving effect to the Stock Split became 1,168,191 shares of Innovations common stock. See Item 6 below for additional description of the terms of the Restricted Stock Agreement and the Promissory Note.

        On December 20, 2001, Family Ventures purchased 500,000 shares of Series A Convertible Preferred Stock, par value $.001 per share, of Innovations (the "Series A Preferred Stock") for a purchase price per share of $30 in cash and an aggregate purchase price of $15,000,000 in cash. The source of funds for these purchases consisted of cash contributed by one of the members of Family Ventures and cash realized upon the sale of certain securities by Family Ventures. On September 6, 2002, Family Ventures converted 60,000 shares of the Series A Preferred Stock held by it into 120,000 shares of Innovations common stock. On September 20, 2002, Family Ventures converted the remaining 440,000 shares of Series A Preferred Stock held by it into 880,000 shares of Innovations common stock.

Family Ventures converted its shares of Series A Preferred Stock into shares of Innovations common stock pursuant to the terms for voluntary conversion applicable to the Series A Preferred Stock and did not pay or use any funds or other consideration in making the conversions.

        On December 20, 2001, Family Ventures purchased from Innovations a subordinated promissory note in the principal amount of $10,000,000 (the "Bridge Note") and a warrant representing the right to purchase 27,594 shares of Innovations common stock (the "Bridge Warrant"); the aggregate consideration paid by Family Ventures for such purchase consisted of cash in the amount of $10,000,000. The source of funds for these purchases consisted of cash contributed by one of the members of Family Ventures and cash realized upon the sale of certain securities by Family Ventures. The Bridge Note was repaid in full in cash by Innovations on March 6, 2002.

        On December 20, 2001, Innovations granted to Ron Zwanziger a non-qualified employee stock option under the terms of Innovations' 2001 Stock Option and Incentive Plan for the purchase of 115,000 shares of Innovations common stock (the "Lock Up Option"); such grant was made in consideration of his entry into the Lock Up Agreement described in Item 6 below. On March 1, 2002, Ron Zwanziger voluntarily ceded options to purchase 50,000 shares of Innovations common stock under the Lock Up Option in consideration of an agreement by Innovations that any repurchases under the Restricted Stock Agreement would be at the then current market price rather than at cost. On December 20, 2001, Innovations granted to Family Ventures a warrant for the purchase of 385,000 shares of Innovations common stock (the "Lock Up Warrant"); such grant was made in consideration of its entry into the Lock Up Agreement described in Item 6 below. Both the option and the warrant described in this paragraph are immediately exercisable in full.

        On December 21, 2001, Family Ventures purchased 156,263 shares of Innovations common stock from Zwanziger Associates, LLC, a Delaware limited liability company ("Zwanziger Associates"), whose managers are Ron Zwanziger and Janet M. Zwanziger. The aggregate consideration delivered by Family Ventures for such purchase was a cash payment to Zwanziger Associates of $1,815,267, constituting a per share purchase price of approximately $11.62. The source of funds for this purchase consisted of cash contributed by one of the members of Family Ventures and cash realized upon the sale of certain securities by Family Ventures.

        On May 28, 2002, Family Ventures purchased from Innovations, as part of a registered public offering conducted by Innovations, 100,000 shares of Innovations common stock at a purchase price per share of $23.00. The aggregate consideration delivered by Family Ventures for such purchase was a cash payment of $2,300,000. The source of funds for these purchases consisted of cash contributed by one of the members of Family Ventures.

        On August 23, 2002, Innovations granted to Ron Zwanziger, under and pursuant to the Inverness Medical Innovations, Inc. 2001 Stock Option and Incentive Plan, an incentive stock option to purchase up to 5,065 shares of Innovations common stock (the "2002 ISO"). The 2002 ISO was granted pursuant to a voluntary salary reduction plan implemented by Innovations under which all Innovations employees were offered the opportunity to forego up to 30% of their gross salary for the third quarter of fiscal year 2002 in exchange for incentive stock options to purchase Innovations common stock. The number of shares subject to the option granted to each participating employee under the plan equals the amount of salary foregone multiplied by 3 and then divided by the closing price of Innovations common stock on the grant date. Other than salary foregone, no funds or other consideration was paid by Mr. Zwanziger for the 2002 ISO.

        On September 20, 2002, Family Ventures purchased from Innovations a 10%, six-year subordinated promissory note in the principal amount of $1,150,000 (the "Subordinated Note") and a warrant representing the right to purchase 9,200 shares of Innovations common stock (the "Subordinated Debt Warrant"); the aggregate consideration paid by Family Ventures for such purchase consisted of cash in the amount of $1,150,000. The source of funds for this purchase consisted of cash contributed by one of the members of Family Ventures.

        On September 20, 2002, Family Ventures purchased from Innovations a convertible 3%, six-year subordinated promissory note in the principal amount of $3,000,000 (the "Convertible Note"), the principal balance of which is currently convertible into 171,919 shares of Innovations common stock. The aggregate consideration paid by Family Ventures for the Convertible Note consisted of cash in the amount of $3,000,000. The source of funds for this purchase consisted of cash contributed by one of the members of Family Ventures.

ITEM 4. PURPOSE OF TRANSACTION.

        All of the shares of Innovations common stock beneficially owned by Ron Zwanziger, Janet M. Zwanziger and Family Ventures, as the case may be, and reported in the Schedule 13D, as amended, were acquired for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Based upon information supplied by Innovations, 14,876,806 shares of Innovations common stock were outstanding as of September 20, 2002.

        Ron Zwanziger may be deemed to beneficially own an aggregate of 3,505,193 shares of Innovations common stock, which constitutes 22.5% of such class of securities. This total includes 1,430,641 shares of Innovations common stock registered in the name of Mr. Zwanziger and options to purchase an aggregate of 104,550 additional shares of Innovations common stock exercisable within 60 days of the date of this statement on Schedule 13D/A also registered in the name of Mr. Zwanziger. This total also includes the 1,967,402 shares of Innovations common stock beneficially owned by Family Ventures as described below, over which Mr. Zwanziger, as a manager of Family Ventures, has voting and dispositive power. This total also includes 2,600 shares of Innovations common stock owned by Mr. Zwanziger's wife, Janet M. Zwanziger, as to which he disclaims beneficial ownership. This total excludes 9,450 shares of Innovations common stock owned by a charitable foundation on whose board of directors Mr. Zwanziger and Janet M. Zwanziger, along with three others, serve as directors. Both Mr. Zwanziger and Janet M. Zwanziger have recused themselves from any discussion or consideration of the charitable foundation's disposition of these securities and they disclaim beneficial ownership of such securities. Mr. Zwanziger's beneficial ownership percentage reported above has been calculated including the options and warrants to purchase Innovations common stock that may be deemed to be beneficially owned by him and are reported in the Schedule 13D, but without including any other options, warrants, rights, or conversion privileges to purchase Innovations common stock outstanding on the date of this statement on Schedule 13D/A.

        Janet M. Zwanziger may be deemed to beneficially own an aggregate of 3,505,193 shares of Innovations common stock, which constitutes 22.5% of such class of securities. This total includes the 1,967,402 shares of Innovations common stock beneficially owned by Family Ventures as described below, over which Ms. Zwanziger, as a manager of Family Ventures, has voting and dispositive power. This total also includes 1,430,641 shares of Innovations common stock and options to purchase up to 104,550 additional shares of Innovations common stock exercisable within 60 days of the date of this statement on Schedule 13D/A that are registered in the name of Ms. Zwanziger's husband, Ron Zwanziger, as to which she disclaims beneficial ownership. Ms. Zwanziger's total beneficial ownership excludes 9,450 shares of Innovations common stock owned by a charitable foundation on whose board of directors Ms. Zwanziger and Ron Zwanziger along with three others serve as directors. Both Ms. Zwanziger and Ron Zwanziger have recused themselves from any discussion or consideration of the charitable foundation's disposition of these securities and they disclaim beneficial ownership of such securities. Ms. Zwanziger's beneficial ownership percentage reported above has been calculated including the options and warrants to purchase Innovations common stock that may be deemed to be beneficially owned by her and are reported in the Schedule 13D, but without including any other options, warrants, rights, or conversion privileges to purchase Innovations common stock outstanding on the date of this statement on Schedule 13D/A.

        Family Ventures beneficially owns an aggregate of 1,967,402 shares of Innovations common stock, which constitutes 12.7% of such class of securities. This total includes an aggregate of 421,794 shares of Innovations common stock issuable pursuant to warrants held by Family Ventures to purchase shares of Innovations common stock that are exercisable within 60 days of the date of this statement on Schedule 13D/A, and 171,919 shares of common stock issuable upon the conversion of convertible promissory notes that are convertible within 60 days of the date of this statement on Schedule 13D/A. Family Ventures' beneficial ownership percentage reported above has been calculated including the warrants to purchase Innovations common stock beneficially owned by it and reported in the Schedule 13D, but without including any other options, warrants, rights, or conversion privileges to purchase Innovations common stock outstanding on the date of this Schedule 13D/A.

        (b) Ron Zwanziger and Janet M. Zwanziger may be deemed to share voting and dispositive power over all 3,505,193 shares of Innovations common stock reported as beneficially owned by each of them in Item 5(a) above.

        Family Ventures has sole power to vote and dispose of the 1,967,402 shares of Innovations common stock reported as beneficially owned by it in Item 5(a) above.

        (c) See the response to Item 3 above and Item 6 below of this Schedule 13D which response is incorporated herein by reference.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Outstanding Conversion Options consist of (i) an Incentive Stock Option granted October 17, 1995 pursuant to the Inverness Medical Technology, Inc. 1994 Incentive and Nonqualified Stock Option Plan entitling Ron Zwanziger to purchase 4,485 shares of Innovations common stock at $1.24 per share (the "1995 Conversion Option"), and (ii) an Incentive Stock Option Agreement granted February 12, 2001 pursuant to the Inverness Medical Technology, Inc. Amended and Restated 2000 Stock Option and Grant Plan entitling Ron Zwanziger to purchase 30,000 shares of Innovations common stock at $14.92 per share (the "2001 Conversion Option"). The 1995 Conversion Option was fully vested upon grant and will terminate (x) in twelve months in the event of Mr. Zwanziger's death or disability (y) immediately if Mr. Zwanziger's employment is terminated for cause or (z) in thirty days if his employment terminates without cause including by reason of retirement. The 2001 Conversion Option, which originally vested over 4 years, vested by virtue of the Split-Off and Merger in accordance with the terms of the option agreement and the underlying stock option plan. The 2001 Conversion Option will terminate (x) in twelve months in the event of Mr. Zwanziger's death, disability, or retirements, (y) immediately if Mr. Zwanziger's employment is terminated for cause or (z) in three months if his employment terminates for any other reason.

        The Lock Up Option originally entitled Ron Zwanziger to purchase up to 115,000 shares of Innovations common stock at a price per shares of $17.15 at any time prior to December 19, 2011. However, as described in Item 3 above, Mr. Zwanziger subsequently ceded his rights under the Lock Up Option as to 50,000 shares of Innovations common stock such that he is currently entitled to purchase up to 65,000 shares of Innovations common stock under the Lock Up Option. The Lock Up Option may be exercised using cash, shares of Innovations common stock or the proceeds of a same-day-sale of shares of Innovations common stock issued upon exercise of the option. The Lock Up Option was granted under the Inverness Medical Innovations, Inc. 2001 Stock Option and Incentive Plan.

        The Bridge Warrant entitles Family Ventures to purchase up to 27,594 shares of Innovations common stock at a price per share of $18.12 at any time prior to December 20, 2011. The Bridge Warrant may be exercised using cash or pursuant to net issuance provisions under which the number of shares of Innovations common stock issued is equal to the quotient obtained by dividing (i) the product of (x) the number of shares exercised under the warrant multiplied by (y) the excess of the then current market price per share of the Innovations common stock over the exercise price per share by (ii) the market price per share.

        The Lock Up Warrant entitles Family Ventures to purchase up to 385,000 shares of Innovations common stock at a price per share of $17.15 at any time prior to December 19, 2006. The Lock Up Warrant may be exercised using cash or pursuant to net issuance provisions under which the number of shares of Innovations common stock issued is equal to the quotient obtained by dividing (i) the product of (x) the number of shares exercised under the warrant multiplied by (y) the the excess of the then current market price per share of the Innovations common stock over the exercise price per share by (ii) the market price per share. The Lock Up Warrant contains piggy-back registration rights and, in satisfaction of those rights, Innovations registered the resale of the Innovations common stock issuable upon exercise of the Lock Up Warrant, as well as the Innovations common stock issuable under the Bridge Warrant and upon conversion of the Series A Preferred Stock, on a registration statement on Form S-3 dated June 3, 2002.

        The 2002 ISO entitles Ron Zwanziger to purchase up to 5,065 shares of Innovations common stock at $15.55 per share. The 2002 ISO, which qualifies as an incentive stock option under IRS regulations, was granted pursuant to Inverness Medical Innovations, Inc. 2001 Stock Option and Incentive Plan and will fully vest on September 30, 2002. The 2002 ISO will terminate in twelve months in the event of Mr. Zwanziger's death or disability, immediately if Mr. Zwanziger's employment is terminated for cause or in three months if his employment terminates for any other reason.

        The Subordinated Note purchased by Family Ventures has a face value of $1,150,000 and a maturity date of September 20, 2008. Interest accrues on the principal balance under the note at a rate of 10% per annum, compounding daily, and is payable in cash quarterly. The principal balance of the note and interest payments under the notes are payable either in cash or, at Innovations' election, in registered shares of Innovations common stock valued at 95% of the average closing price of the Innovations common stock on the American Stock Exchange over the ten trading days ending immediately prior to the payment date. Prepayments of principal under the Subordinated Note are subject to a penalty equal the sum of the present values (discounted at the Initial Reinvestment Rate if the prepayment occurs on or before September 20, 2004, or at the Later Reinvestment Rate if the prepayment occurs after September 20, 2004) of the remaining interest payments under the Subordinated Note, where the term "Initial Reinvestment Rate" means a percentage equal to (i) the yield on the date of such prepayment on the United States treasury bond or bill (as the case may be) with a maturity date closest to, but not later than, the maturity date of the Subordinated Note, plus (ii) one percent (1%); and the term "Later Reinvestment Rate" shall equal (x) the yield on the date of such prepayment on the United States treasury bond or bill (as the case may be) with a maturity date closest to, but not later than, the maturity date of the Subordinated Note, plus (y) four percent (4%). The Subordinated Note is by its terms subordinated to Innovations senior and mezzanine credit facilities not to exceed $150 million and certain other potential acquisition financing.

        The Subordinated Debt Warrant entitles Family Ventures to purchase up to 9,200 shares of Innovations common stock at a price per share of $13.54 at any time prior to September 20, 2012. The Subordinated Debt Warrant may be exercised using cash or pursuant to net issuance provisions under which the number of shares of Innovations common stock issued is equal to the quotient obtained by dividing (i) the product of the number of shares exercised under the warrant and the difference between the then current market price per share of the Innovations common stock and the exercise price per share divided by the market price per share.

        The Convertible Note purchased by Family Ventures has a face value of $3,000,000 and a maturity date of September 20, 2008. Interest accrues on the principal balance under the note at a rate of 3% per annum and is payable in cash quarterly. The principal balance of the note and interest payments under the note are payable either in cash or, at Innovations' election, in registered shares of Innovations common stock valued at 95% of the average closing price of the Innovations common stock on the American Stock Exchange over the ten trading days ending immediately prior to the payment date. Family Ventures also has the right to convert at any time all, but not less than all, of the outstanding principal amount of the Convertible Note, as well as accrued but unpaid interest thereon, into a number of shares of Innovations common stock equal to the note balance divided by $17.45. As of September 20, 2002, the Convertible Note would convert into 171,919 shares of Innovations common stock. In addition, if, after the second anniversary of the date of the Convertible Note, the average of the closing prices of the Innovations common stock on the American Stock Exchange in any consecutive thirty (30) day period is greater than $22.67 then, all of the then outstanding principal amount of this Convertible Note and accrued but unpaid interest thereon shall automatically convert into a number of shares of Innovations common stock equal to the note balance divided by $17.45. The Convertible Note is by its terms subordinated to Innovations' senior and mezzanine credit facilities not to exceed $150 million and certain other potential acquisition financing.

        As described in Item 3 above, Ron Zwanziger purchased the Restricted Stock for aggregate consideration consisting of cash in the amount of $.15 and the delivery of the Promissory Note. Pursuant to a Pledge Agreement dated as of August 16, 2001 (the "Pledge Agreement") between Mr. Zwanziger and Innovations, Mr. Zwanziger pledged the shares purchased pursuant to the Restricted Stock Agreement to Innovations as collateral to secure his obligations under the Promissory Note. After giving effect to the Stock Split, the number of shares of Innovations common stock subject to the terms and conditions of the Restricted Stock Agreement, the Promissory Note and the Pledge Agreement consist of 1,168,191 shares of Innovations common stock (the "Subject Shares").

        Under the Restricted Stock Agreement, one-third of the Subject Shares (the "Four-Year Vesting Shares") are subject to a right of Innovations to repurchase unvested Subject Shares upon a termination of Mr. Zwanziger's employment with Innovations for any reason, including on account of death, disability, retirement or discharge or resignation for any reason, voluntary or involuntary, as described therein; the Four-Year Vesting Shares vest in forty-eight equal monthly installments commencing on November 30, 2001. Two-thirds of the Subject Shares (the "Three-Year Vesting Shares") are subject to a right of Innovations to repurchase unvested Subject Shares upon a termination of Mr. Zwanziger's employment with Innovations for any reason (including retirement or discharge or resignation for any reason), other than on account of death, disability, termination without cause or constructive termination, as described therein; the Three-Year Vesting Shares vest in thirty-six equal monthly installments commencing on November 30, 2001. Upon Mr. Zwanziger's death, disability, termination without cause or constructive termination as described therein, all Three-Year Vesting Shares will vest in full. Under the Restricted Stock Agreement the purchase price per share for any such repurchase of Subject Shares by Innovations was to be the purchase price per share paid by Mr. Zwanziger for the Subject Shares so repurchased. However, as of March 1, 2002 Innovations agreed, in consideration of Mr. Zwanziger ceding options to purchase 50,000 shares of Innovations common stock, to repurchase shares pursuant to the Restricted Stock Agreement at the market price of its common stock on the date of Mr. Zwanziger's termination rather than at Mr. Zwanziger's cost.

        Mr. Zwanziger may not sell, pledge or otherwise transfer or dispose of any Subject Shares that have not vested as described above, except to certain of his family members, any trust for their benefit, any family limited partnership or family limited liability company of which the limited partners or members, as the case may be, consist solely of such family members, and the estate, heirs and distributees of Mr. Zwanziger or any such permitted transferee.

        The principal amount of the Promissory Note (the "Principal") is due and payable on August 16, 2006, and interest on the unpaid balance of the Principal accrues at the rate of 4.99% per annum, compounded annually, and is payable on each anniversary of the date of the Promissory Note, commencing on August 16, 2002, and at maturity. Mr. Zwanziger is also obligated to pay the Principal and accrued interest thereon with the net after-tax proceeds of any sale by him of any of the Subject Shares. Mr. Zwanziger may also pay all or part of the Principal and accrued interest thereon by delivering shares of the Innovations common stock held by Mr. Zwanziger to Innovations for their fair market value at the time of delivery, provided that the principal balance and interest owed under any promissory note used to purchase such shares or secured in whole or in part by such shares have been paid. Under the Promissory Note, Innovations shall have recourse against (i) any assets of Mr. Zwanziger up to (A) twenty-five percent (25%) of the Principal reduced by twenty-five percent (25%) of each payment of Principal made by the Mr. Zwanziger and (B) the full amount of accrued interest on the Principal and (ii) the Restricted Shares, which have been pledged pursuant to the Pledge Agreement. The Promissory Note was made by Mr. Zwanziger in favor of Innovations in replacement of the full recourse promissory note dated August 15, 2001 in the same principal amount made by Mr. Zwanziger in favor of Innovations and referred to in the Restricted Stock Agreement.

        In connection with Innovations' entry into a Mezzanine Loan Agreement dated December 20, 2001 (the "Mezzanine Loan Agreement") with Inverness Medical Switzerland GmbH, RBS Mezzanine Limited ("RBS") as arranger and agent, and certain banks and other parties, Mr. Zwanziger and Family Ventures were required to enter into a Lock Up Agreement dated December 20, 2001 with RBS, which agreement was subsequently amended and restated in its entirety by an Amended and Restated Lock Up Agreement dated as of December 20, 2001 (the "Lock Up Agreement"). Pursuant to the Lock Up Agreement, Mr. Zwanziger and Family Ventures agreed (i) during the period from December 20, 2001 through December 20, 2004, not to sell, pledge, transfer or otherwise dispose of (collectively, "Sell") any shares of Innovations common stock or any options, warrants or other securities exchangeable for or convertible into shares of Innovations common stock (collectively, "Innovations Securities") beneficially owned by them and (ii) during the period from December 20, 2004 through the date on which Innovations has made full and final payment of all amounts due under the Mezzanine Loan Agreement, not to Sell Innovations Securities representing more than an aggregate of twenty-five percent (25%) of the total number of shares of Innovations common stock represented by all of Innovations Securities beneficially owned by them on December 20, 2004, and not to Sell more than an aggregate of ten percent (10%) of such number in any twelve (12) month period, provided that neither Mr. Zwanziger nor Family Ventures may Sell any Innovations Securities at any time that Innovations is in default under the Mezzanine Loan Agreement. The Lock Up Agreement shall remain in effect until Innovations has made full and final payment of all amounts due under the Mezzanine Loan Agreement.

        Copies of the 1995 Conversion Option, the 2001 Conversion Option, the Lock Up Option, the Lock Up Warrant, the Bridge Note, the Bridge Warrant, the 2002 ISO, the Subordinated Note, the Subordinated Debt Warrant, the Convertible Note, the Restricted Stock Agreement, the Pledge Agreement, the Promissory Note and the Lock Up Agreement are attached to the Schedule 13D as exhibits pursuant to Item 7 below and are incorporated herein by reference. The descriptions of the contracts or arrangements described in this Item 6 of the Schedule 13D and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such exhibits.

        At the date hereof, Ron Zwanziger and Janet M. Zwanziger have no formal arrangement with respect to the securities of Innovations, but by virtue of their marriage, they may coordinate decisions relating to those securities, including decisions in their capacities as managers of Family Ventures.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

*Exhibit 1	Restricted Stock Agreement dated as of August 15, 2001 between Ron Zwanziger and Inverness Medical Innovations, Inc.
*Exhibit 2	Promissory Note dated August 16, 2001 made by Ron Zwanziger in favor of Inverness Medical Innovations, Inc.
*Exhibit 3	Pledge Agreement dated as of August 16, 2001 between Ron Zwanziger and Inverness Medical Innovations, Inc.
+Exhibit 4	Amended and Restated Lock Up Agreement dated as of December 20, 2001 among Ron Zwanziger, Zwanziger Family Ventures, LLC and RBS Mezzanine Limited
*Exhibit 5	Joint Filing Agreement
+Exhibit 6	Incentive Stock Option granted by Selfcare, Inc. (l/k/a Inverness Medical Technology, Inc.) to Ron Zwanziger dated October 17, 1995 (the "1995 Conversion Option")
+Exhibit 7	Incentive Stock Option Agreement between Inverness Medical Technology, Inc. and Ron Zwanziger dated February 11, 2001 (the "2001 Conversion Option")
+Exhibit 8	Subordinated Promissory Note dated December 20, 2001 made by Inverness Medical Innovations, Inc. in favor of Zwanziger Family Ventures, LLC. (the "Bridge Note")
+Exhibit 9	Warrant for the Purchase of Shares of Common Stock of Inverness Medical Innovations, Inc. dated December 20, 2001 in the name of Zwanziger Family Ventures, LLC (the "Bridge Warrant")
+Exhibit 10	Stock Option Agreement under the Inverness Medical Innovations, Inc. 2001 Stock Option and Incentive Plan granted to Ron Zwanziger dated December 20, 2001 (the "Lock Up Option")
+Exhibit 11	Warrant for the Purchase of Shares of Common Stock of Inverness Medical Innovations, Inc. dated December 20, 2001 in the name of Zwanziger Family Ventures, LLC (the "Lock Up Warrant")
+Exhibit 12	Incentive Stock Option Agreement under the Inverness Medical Innovations, Inc. 2001 Stock Option and Incentive Plan granted to Ron Zwanziger dated August 23, 2002 (the "2002 ISO")
+Exhibit 13	Subordinated Promissory Note dated September 20, 2001 made by Inverness Medical Innovations, Inc. in favor of Zwanziger Family Ventures, LLC (the "Subordinate Note")
+Exhibit 14	Warrant for the Purchase of Shares of Common Stock of Inverness Medical Innovations, Inc. dated September 20, 2001 in the name of Zwanziger Family Ventures, LLC (the "Subordinated Debt Warrant")
+Exhibit 15	Subordinated Convertible Promissory Note dated September 20, 2001 made by Inverness Medical Innovations, Inc. in favor of Zwanziger Family Ventures, LLC (the "Convertible Note")

*
Previously filed.

+
Filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ RON ZWANZIGER Ron Zwanziger	Dated: September 27, 2002
/s/ JANET M. ZWANZIGER Janet M. Zwanziger	Dated: September 27, 2002
ZWANZIGER FAMILY VENTURES, LLC
By: /s/ RON ZWANZIGER Name: Ron Zwanziger Title: Manager	Dated: September 27, 2002

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